Exhibit 99.15

PRESS RELEASE

TotalEnergies Ranks 1st in Employee Shareholder Ownership
in Europe at over €11 billion of its Capital

Paris, April 26, 2024 – Employee shareholder ownership is the best way to associate the employees with the Company’s transition strategy, and therefore it is at the heart of TotalEnergies’ value sharing policy. Therefore, on April 25, 2024, TotalEnergies’ Board of Directors has validated several such initiatives, including:

▪	The allocation of 100 TotalEnergies shares to each of the Company*’s 100,000 employees worldwide. This is the most important universal grant in the Company’s history and is in honor of its 100-year anniversary. This exceptional grant will be made to the Company’s employees on the date of the definitive grant by the Board, for those present on March 28, 2024. These shares will be definitively acquired by the employees present five years after the grant date.

▪	A capital increase reserved for employees and former employees for a €46.90 subscription price equal to the average of the closing price of TotalEnergies shares on the Euronext over twenty consecutive trading sessions, with an exceptional 30% discount (compared to 20% in 2023).

▪	The performance share allocation plan, which is carried out annually.

TotalEnergies ranks #1 in employee shareholder ownership in Europe

TotalEnergies’ proactive policy puts the Company at the top of the ranking of European firms for employee shareholding, based on the amount of the share capital held by its employees (source: European Federation of Employee Share ownership).

By year-end 2023, over 65% of TotalEnergies’ employees were shareholders, holding about €11 billion out of the Company’s €149 billion share capital. Consequently, with 7.4% of the capital, TotalEnergies’ employees represent the Company’s largest group of shareholders, receiving €525 million in dividends in 2023.

"Making every one of our 100,000 employees a TotalEnergies shareholder, with an amount of such magnitude, is a unique initiative for a company of our size. It demonstrates our commitment to employee shareholding, which is at the heart of our value sharing policy", said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l@TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” and “Company*” in this document are used to designate TotalEnergies SE and the companies in which TotalEnergies SE holds more than 50% of the share capital and which are directly or indirectly controlled by TotalEnergies SE or under a joint control, with the exception of a limited number of companies co-managed with other oil players, as well as those registered or incorporated in a country under economic sanctions. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).